UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richfield Orion International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Maleta Lane, Suite 202
(No. and Street)

Castle Rock, CO 80108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Brett Stuart 720-240-8055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack Trent & Co.
(Name – *if individual, state last, first, middle name*)

6213 N. Coverdale Rd, Ste 130, Boise ,ID 83713
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Brett Stuart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richfield Orion International, Inc., as of 05/13/2019, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public

LAURA B ABBOTT
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 19934001929
MY COMMISSION EXPIRES OCT 17, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHFIELD ORION INTERNATIONAL, INC.

Table of Contents

RICHFIELD ORION INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

		2018
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$	91,538
Security Deposit		1,632
Total Current Assets		93,170
TOTAL ASSETS		93,170
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILTIES		
Accrued Expenses		160
Total Current Liabilities		160
STOCKHOLDER'S EQUITY		
Capital Stock, no par value. 100,000 shares authorized		52,589
1000 shares issued and outstanding		
Additional Paid-in-Capital		62,482
Retained Earnings		(22,061)
Total Stockholder's Equity		93,010
TOTAL LIBILITIES AND STOCKHOLER'S EQUITY	$	93,170

The accompanying notes are an intgral part of these financial statments.

RICHFIELD ORION INTERNATIONAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

		2018
REVENUES		
Private Placement Fees	$	29,106
Commissions - Securities Transactions		622,494
Other Income		5,258
Total Revenues		656,858
OPERATING EXPENSES		
Commissiona and Compenstion		498,615
Ticket & Trade Fees		22,324
Occupency		21,585
Other Expenses		77,192
Total Operating Expesnes		619,716
OPERATING INCOME		37,142
OTHER INCOME		
Interest Income		182
Total Other Income		182
NET INCOME (LOSS)	$	37,324

The accompanying notes are an integral part of these financial statements.

RICHFIELD ORION INTERNATIONAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance at January 1, 2018	1,000	$ 52,589	$	$ (14,801)	$ 37,788
Net Income				37,324	37,324
Contributions			62,482		62,482
Distributions				(44,241)	(44,241)
Prior Period Adjustments				(343)	(343)
Balance at December 31, 2018	1,000	$ 52,589	$ 62,482	$ (22,061)	$ 93,010

The accompanying notes are an integral part of these financial statements.

RICHFIELD ORION INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

		2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	37,324
Adjustments to reconcile excess of revenues over expenses		
to net cash used in operating activities		
Depreciation		
Changes in operating assets and liabilities		
Accounts Receivable		-
Prepaid Expenses		-
Deposits		-
Increase(Decrease) in operating liabilities		-
Accounts Payable		-
Accrued Liabilities		(1,261)
NET CASH PROVIDED BY OPERATING ACTIVITIES		36,063
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets		
NET CASH USED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid In Capital		62,482
Distributions to stockholder		(44,241)
NET CASH USED BY FINANCING ACTIVITIES		18,241
NET (DECREASE) INCREASE IN CASH		54,304
CASH, BEGINNING OF YEAR		37,234
CASH, END OF YEAR	$	91,538

The accompanying notes are an integral part of these financial statements.

RICHFIELD ORION INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE A – Summary of Significant Accounting Policies

The summary of significant accounting policies of Richfield Orion International, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Organization

The Company was incorporated on September 1, 1998 under the laws of the State of Colorado.

Description of Business

The Company, located in Castle Rock, CO is a broker and dealer in securities registered with the Securities and Exchange Commission (SEC). The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and the Municipal Securities Rule Making Board. The Company is engaged in sale of private placements and alternative investments for which it receives a fee and the facilitation of securities transactions of which it receives commissions.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting, and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2018, the Company does not have any cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when earned on trade date basis.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and includes cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amounts and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 6, 2019, which is the date of the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000, as defined under such provisions. Net Capital and the related net capital ration may fluctuate on a daily basis. December 31, 2018 Net Capital was $91,378 with excess of $86,378 and .18% aggregated indebtedness.

NOTE C – Possession or Control Requirements

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

Note D- Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or

retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The adoption of this ASU is not expected to have a material effect on the Company's financial statements. In February 2016, the FASB issued ASU 2016-02, Leases- (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 31, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

Note D- Other Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause related to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled date. At December 31, 2018, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note F- Income Taxes

The Company will the consent of the shareholders, has elected under the Internal Revenue Code to be an S-Corp for both federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their share of the company's taxable income. Therefore, no provisions or liability for federal or state income taxes has been included in financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ACS 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective positions. A tax position includes an entity's status including its status as a pass-through entity and the decision to not file a tax return. The Company has evaluated each of its tax positions and determined that no provision for liability for income taxes is necessary. The shareholders and Company are generally not subject to US Federal, State, or Local income tax examinations related to the Company's activities for the tax returns before 2014.

Richfield Orion International, Inc.
Member FINRA/SIPC
1 Oakwood Park Plaza, Suite 200
Castle Rock, Colorado 80104
720-231-4103
www.RichfieldOrion.com

ROI
YOUR RETURN ON INTEGRITY

J. Brett Stuart, M.A., J.D., LL.M.
Chief Executive Officer
Brett.Stuart@RichfieldOrion.com
Direct Line: 720-240-8055

May 7, 2019

Jack Trent & Co.
6213 N Cloverdale Road Suite 130
Boise, ID 83713

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2018

Dear Jack Trent & Co.

Please be advised that Richfield Orion International, Inc. has complied with Exemption Rule 15c3-3(k)(2)(ii), for the period of January 1, 2018 through December 31, 2018. Richfield Orion International, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades and REITs). Richfield Orion International, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, September 1, 1998.

J. Brett Stuart, the president of Richfield Orion International, Inc. has made available to Jack Trent & Co. all records and information including all communications from regulatory agencies received through the date of this review December 31, 2018.

J. Brett Stuart has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Richfield Orion International, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (720) 240-8055.

Very truly yours,

J. Brett Stuart, M.A., J.D., LL.M.
Chief Executive Officer

Jack Trent & Co
CERTIFIED PUBLIC ACCOUNTANTS

6213 N Cloverdale Rd, Ste 130 • Boise, ID 83713 • www.jacktrent.com • Ph. 208.947.2400 • Fax 208.996.2533

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Of Richfield Orion International, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Richfield Orion International, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Richfield Orion International, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Richfield Orion International, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jack Trent & Company

Boise, Idaho
May 10, 2019

Richfield Orion International, Inc
As of and for the year ended December 31, 2018

Schedule I Computation and Reconciliation of Net Capital and Computed Aggregate Indebtedness

Total Stockholder's Equity	$	93,010
Non-Allowable Assets		
Deposits	$	(1,632)
Net Allowable Capital	$	91,378

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	11
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital Requirement	$	5,000
Excess Net Capital	$	86,378

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	160
Percentage of aggregated indebtedness to net capital		0.18%

There are no material differences between the preceding calculation and The Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018

Jack Trent & Co
CERTIFIED PUBLIC ACCOUNTANTS

6213 N Cloverdale Rd, Ste 130 • Boise, ID 83713 • www.jacktrent.com • Ph. 208.947.2400 • Fax 208.996.2533

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Richfield Orion International, Inc.

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of Richfield Orion International, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Richfield Orion International, Inc. as of December 31, 2018, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

These financial statements are the responsibility of Richfield Orion International, Inc.'s management. Our responsibility is to express an opinion on Richfield Orion International, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Richfield Orion International, Inc. In accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SUPPLEMENTAL INFORMATION

The schedule I has been subjected to audit procedures performed in conjunction with the audit of Richfield Orion International, Inc.'s financial statements. The supplemental information is the responsibility of Richfield Orion International, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Richfield Orion International, Inc. auditor since 2018.

Jack Trent & Company

Boise, Idaho
May 10, 2019